FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 30, 2004

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: March 30, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 04-03 March 30, 2004

TURKISH PROJECTS - VAT

VANCOUVER, BC – Earl W. Price, Chief Financial Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) provides the following information regarding Value Added Tax (“VAT”) modifications in Turkey.

Turkish VAT law imposes VAT on goods and services sold in Turkey, the most common rate being 18%.

Recently the VAT regulations (the “regulations”) have been modified such that the exemptions allowable on the export of gold doré (“doré”) have been removed.  The amendments to the regulations harmonize the VAT treatment on exports of doré with internal doré shipments.  Under the new regulations doré, as well as gold and silver, are excluded from receiving rebates on VAT paid.  In conjunction with the removal of the doré export exemption from VAT, tax rebates granted by the government on the importation of equipment used in the construction of a precious metals mine have also been rescinded.  In the past, doré producers were exempt from VAT paid on imported equipment.  The removal of the rebate of VAT on exports of doré and the removal of the VAT rebate on importation of equipment, if applied in their present form, will trigger an increase in the construction and operating costs of the Kisladag Project.

 The Company believes that the amendments to the VAT regulations imposed by the Turkish government are inconsistent with tax treatments applied by other countries utilizing a VAT.  We are working with the Turkish government in an effort to further amend the VAT regulations to follow tax treatments offered in other international markets to avoid unfair competition against local producers of doré.

The impact of these amendments will be incorporated in an updated Feasibility Study for the Kisladag Project which will be completed May 2004.  This updated study will provide a current view of the performance of the project, reflecting recent changes in metal prices, energy costs, currency fluctuation and refinements in engineering design.

The Company continues to advance the Kisladag Project through the final stages of permitting and is presently concluding its private land acquisition.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Earl W. Price”

Earl W. Price

Chief Financial Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

920-1055 W. Hastings St.,

Fax: 604.687.4026                                                                       Vancouver, BC V6E 2E9

Email: nancyw@eldoradogold.com                                               Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com